SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended June 30, 2006

Commission file number: 33-60032

Buckeye Retirement Plan

Buckeye Technologies Inc.
1001 Tillman Street, Memphis, TN 38112
901-320-8100

Plan Number 002

Internal Revenue Service — Employer Identification No. 62-1518973

June 30, 2006 and 2005

BUCKEYE RETIREMENT PLAN

Financial Statements
For the Year Ended June 30, 2006

BUCKEYE RETIREMENT PLAN

Contents

Page
Independent Auditor's Report	2

Statements of Net Assets Available for Benefits	3

Statements of Changes in Net Assets Available for Benefits	4

Notes to Financial Statements	5-9

Independent Auditor's Report

To the Buckeye Investment Committee
Buckeye Retirement Plan
Memphis, Tennessee

We have audited the accompanying statements of net assets available for benefits of Buckeye Retirement Plan as of June 30, 2006 and 2005, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Buckeye Retirement Plan at June 30, 2006 and 2005, and the changes in its net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Thompson & Dunavant

Memphis, Tennessee
November 13, 2006

BUCKEYE RETIREMENT PLAN

Statements of Net Assets Available for Benefits
June 30, 2006 and 2005
	2006	2005
Assets
Investments
Mutual funds	$95,564,050	$79,057,351
Common stock of Buckeye Technologies Inc.	14,220,360	17,248,419
Loans to participants	531,626	434,389
	110,316,036	96,740,159
Receivables
Employer contributions	6,162,660	5,703,520
Participant contributions	169,711	-
Due from broker for unsettled trades	3,276	67,045
	6,335,647	5,770,565
Net assets available for benefits	$116,651,683	$102,510,724

The accompanying notes are an integral
part of these financial statements.

BUCKEYE RETIREMENT PLAN

Statements of Changes in Net Assets Available for Benefits
For the Years Ended June 30, 2006 and 2005

	2006	2005
Additions to net assets attributed to:
Investment income (loss)
Net appreciation (depreciation) in fair value of investments	$2,064,941	$(3,690,877)
Interest and dividends	4,691,055	1,701,824
	6,755,996	(1,989,053)
Contributions
Employer	7,166,002	6,607,348
Participants	4,409,789	3,771,535
Rollovers from other plans	4,231	169,860
	11,580,022	10,548,743
Total additions	18,336,018	8,559,690
Deductions from net assets attributed to:
Benefits paid to participants	4,158,013	6,141,104
Administrative expenses	37,046	41,698
Total deductions	4,195,059	6,182,802
Net increase in net assets	14,140,959	2,376,888
Net assets available for benefits
Beginning of year	102,510,724	100,133,836
End of year	$116,651,683	$102,510,724

The accompanying notes are an integral
part of these financial statements.

BUCKEYE RETIREMENT PLAN

Notes to Financial Statements
June 30, 2006 and 2005

Note 1 - Description of Plan

The following description of Buckeye Retirement Plan provides only general information. Readers should refer to the Plan Agreement for a more complete description of the Plan's provisions.

General

Buckeye Retirement Plan (the "Plan") is a defined contribution plan covering all full-time employees of Buckeye Technologies Inc. and its wholly-owned subsidiaries (collectively the "Company"). Employees, as defined in the Plan Agreement, are eligible to make employee deferral contributions and rollover contributions to the Plan and receive Company matching contributions upon date of hire in an eligible category of employment. Employees are eligible for the Company foundation contribution upon completion of 1,000 hours of service either during the first twelve months of employment or during any plan year (July 1 to June 30). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Participants may defer up to 100% of their annual compensation and may also contribute a portion or all of incentive compensation, subject to Internal Revenue Service limitations. Effective July 1, 2004, the Plan was restated to discontinue the premium contribution referred to below and to allow the Company to make matching contributions to the Plan equal to 50% of the first 4% of compensation that a participant contributes to the Plan not to exceed $2,000.

Prior to July 1, 2004, the Company made a premium contribution, determined annually by the Board of Directors, that was based upon the Company's financial performance. As required by the Plan Agreement, subsequent to June 30, 1996, all Company premium contributions were invested in the common stock of Buckeye Technologies Inc. Existing premium contribution account balances based on premium contributions made in prior years shall continue to be held and invested in accordance with the terms of the Plan.

Foundation contributions, as defined in the Plan Agreement, made annually by the Company are computed based upon the following formula:

Contribution = (A+B)C
A = 1%, B = .5% multiplied by number of years service not to exceed twenty (20) years. C = Plan year compensation. The minimum contribution is 1½% of eligible compensation and the maximum contribution is 11% of eligible compensation.

Foundation contributions are generally funded in the six month period following the Plan's year end.

BUCKEYE RETIREMENT PLAN

Notes to Financial Statements (Continued)
June 30, 2006 and 2005

    Note 1 - Description of Plan (continued)

    Participant accounts

Each participant's account is credited with the participant's deferral contribution, the Company's matching contribution, and an allocation of the Company's foundation contributions, plus a proportionate interest in the investment earnings or losses of the funds in which the contributions are invested. Allocations are based upon the participant's eligible compensation or account balances, as defined by the Plan Agreement. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account.

Vesting

Participants are immediately vested in their deferral contributions plus earnings thereon. Participants vest in the Company matching contributions and related earnings at the rate of 20% per year, with 100% vesting after completion of five years of credited service. Participants are 100% vested in the Company foundation contributions and related earnings after completion of five years of credited service. In the event of death, disability, normal retirement age (65), or if the Plan is discontinued, participants become 100% vested in all account balances.

Payment of benefits

Participants may choose to receive account distributions either in the form of a lump sum payment or installments over a period of time as defined in the Plan Agreement. However, if the participant's vested balance does not exceed $1,000, the Plan may distribute funds in the form of a lump sum payment without the consent of the participant.

Forfeitures

If an employee terminates before his or her account has become fully vested, such portion of the account is forfeited. Participant forfeitures are used to reduce future employer contributions. There were no forfeitures used to reduce employer contributions in 2006. Forfeitures used to reduce employer contributions totaled $51,047 in 2005. Forfeitures used to pay plan expenses totaled $1,525 in 2006 and $2,451 in 2005.

Plan termination

Although it has not expressed any intent to do so, the Company has the right to modify or terminate the Plan at any time subject to the provisions of ERISA and the Plan Agreement. In the event of termination, the Plan provides that all affected participants' interests will become fully vested and nonforfeitable.

BUCKEYE RETIREMENT PLAN

Notes to Financial Statements (Continued)
June 30, 2006 and 2005

Note 2 - Summary of significant accounting policies

Investments

Investments are stated at fair value based upon quoted market prices. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

Benefit payments

Benefit payments to participants are recorded upon distribution.

Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions which affect certain reported amounts and disclosures. Actual results may differ from those estimates.

Note 3 - Investments

The Plan allows participants to direct their contributions and account balances among different investment options offered by Fidelity Management Trust Company. The Plan currently allows participants to invest in twenty different mutual funds offered by Fidelity Management Trust Company and Buckeye Technologies Inc. common stock.

The fair value of the individual investments which represent five percent (5%) or more of the Plan's net assets available for benefits as of June 30, 2006 and 2005 is as follows:

	2006	2005
Fidelity Growth and Income Fund	$21,336,524	$23,216,156
Neuberger Berman Genesis Fund	16,446,986	10,775,368
Buckeye Technologies Inc. common stock	14,220,360	17,248,419
Spartan U.S. Equity Index Fund	13,638,286	13,385,245
Fidelity Diversified International Fund	10,341,762	4,617,446
Davis New York Venture Fund, Inc.	8,324,311	6,880,742
Fidelity Retirement Money Market Portfolio	6,842,981	6,564,544
Fidelity Puritan Fund	6,427,329	5,929,535

* Presented for comparative purposes only. Does not represent 5% or more of the fair value of the Plan's net assets as of June 30, 2005.

BUCKEYE RETIREMENT PLAN

Notes to Financial Statements (Continued)
June 30, 2006 and 2005

During 2006 and 2005, the Plan's investments (including investments bought, sold and held during the year) appreciated (depreciated) in value as follows:
	2006	2005
Mutual funds	$2,504,438	$3,825,464
Buckeye Technologies Inc. common stock	(439,497)	(7,516,341)
	$2,064,941	$(3,690,877)

Note 4 - Nonparticipant-directed investments

Information about the net assets and the significant components of the changes in net assets relating to the nonparticipant-directed investments is as follows:
	2006	2005
Net assets
Buckeye Technologies Inc. common stock	$3,982,362	$4,299,120
Changes in net assets
Net depreciation in fair value of investments	$(108,938)	$(1,832,331)
Benefits paid to participants	(204,593)	(287,702)
Administrative expenses	(128)	(152)

Note 5 - Loans to participants

Participants that qualify for in-service hardship withdrawals, as defined in the Plan Agreement, may borrow up to the lesser of their deferral contributions account or $50,000. Any such hardship loan must be for at least $1,000 or the balance of the participant's deferral contributions account, if less. Loan repayment periods range from one to five years. The loans are collateralized by the balance in the participants' account and bear interest at a rate commensurate with local prevailing rates as determined by the plan administrator. As of June 30, 2006, interest rates on loans to participants ranged from 5.00% to 9.75%. Principal and interest is repaid ratably through payroll deductions.

BUCKEYE RETIREMENT PLAN

Notes to Financial Statements (Continued)
June 30, 2006 and 2005

Note 6 - Related party transactions

The Plan purchased $2,675,160 and sold $7,001,242 of the plan sponsor's common stock during the year ended June 30, 2006. During the year ended June 30, 2005, the Plan purchased $4,752,964 and sold $3,600,144 of the plan sponsor's common stock. The common stock of the plan sponsor held by the Plan at June 30, 2006 and 2005 had a market value of $14,220,360 and $17,248,419, respectively.

Plan investments include interests in certain mutual funds managed by Fidelity Investments Institutional Operations Company, Inc. Fidelity Management Trust Company, an affiliate of Fidelity Investments Institutional Operations Company, Inc., is the trustee as defined by the Plan and, therefore, these investments and related investment transactions qualify as a party-in-interest. Fees paid to the trustee totaled $37,046 and $41,698 for the years ended June 30, 2006 and 2005, respectively.

The Company provides the Plan with certain management and administrative services for which no fees are charged.

Note 7 - Tax status

The Plan has received a determination letter from the Internal Revenue Service stating that the Plan qualifies under the applicable sections of the Internal Revenue Code (IRC) and is, therefore, not subject to tax under present income tax law. The Plan, which has been amended since receiving the determination letter, is required to operate in conformity with the IRC to maintain its qualification. Management is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.

Note 8 - Concentration of market risk

The Plan has a significant portion of its assets invested in Buckeye Technologies Inc. common stock. This investment in Buckeye Technologies Inc. common stock approximates 12% of the Plan's net assets available for benefits as of June 30, 2006. As a result of this concentration, any significant reduction in the market value of this stock could adversely affect individual participant accounts and the net assets of the Plan.

Pursuant to the requirements of the Securities Exchange Act of 1934, the Retirement Plan Committee of the Employee Retirement Plans for Buckeye Technologies Inc. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BUCKEYE RETIREMENT PLAN

By:    /s/ Steven G. Dean
Steven G. Dean, Vice President and Chief Financial Officer

Date: December _________, 2006